EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2008	2007	2006	2005	2004

Earnings (1)	$4,501	$4,990	$4,890	$3,910	$2,714
Plus: Interest expense	1,427	1,420	1,297	1,028	754
One-third of rental expense (2)	133	119	105	85	74
Adjusted Earnings	6,061	6,529	6,292	5,023	3,542

Fixed charges:
Interest expense (3)	1,427	1,420	1,297	1,028	754
Capitalized interest	27	15	10	11	8
One-third of rental expense (2)	133	119	105	85	74
Total fixed charges	$1,587	$1,554	$1,412	$1,124	$836

Ratio of earnings to fixed charges	3.8	4.2	4.5	4.5	4.2

(1)Pretax income from continuing operations before adjustment for minority interests and equity investments' profit
(2)Considered to be representative of interest factor in rental expense
(3)Does not include interest on FIN 48 liabilities and other non-third-party indebtedness